Exhibit 99.1

Teva Reports First Quarter 2015 Results

  Revenues of $5.0 billion, in line with the first quarter of 2014.
  Organic revenue growth of 8% excluding the impact of foreign exchange fluctuations and the divestment of the U.S. OTC plants.
  Non-GAAP operating income of $1.5 billion, an increase of 11% compared to the first quarter of 2014. GAAP operating income of $749 million, down 23%.
  Non-GAAP net income of $1.2 billion, up 11%. GAAP net income of $446 million, a decrease of 40%.
  Non-GAAP diluted EPS of $1.36, an increase of 11%. GAAP diluted EPS of $0.52, a decrease of 40%.
  Strong cash flow from operations of $1.4 billion, an increase of over 50% compared to the first quarter of 2014. Free cash flow of $1.2 billion, up 80% compared to the first quarter of 2014.
  Significant impact of exchange rates fluctuation resulted in a reduction of $368 million in revenues and $42 million in operating profit.
  Generic medicines profitability improved to 30.5%, compared to 21.0% in the first quarter of 2014. Segment profit amounted to $0.8 billion, an increase of 59% compared to the first quarter of 2014.
  On March 29, 2015, we entered into a merger agreement to acquire Auspex Pharmaceuticals, Inc., for $3.5 billion. Auspex is an innovative biopharmaceutical company specializing in applying deuterium chemistry to known molecules. Its lead investigational product, SD-809 (deutetrabenazine), is being developed for the potential treatment of chorea associated with Huntington’s disease, tardive dyskinesia, and Tourette syndrome.
  On April 21, 2015, we announced a proposal to acquire all of the outstanding shares of Mylan N.V. in a transaction valued at $82.00 per Mylan share, with the consideration to be comprised of approximately 50% cash and 50% stock, representing approximately $50 billion in enterprise value. The proposed combination of Teva and Mylan would create a leading company in the pharmaceutical industry, well positioned to transform the global generics space. The combined company would have a unique and differentiated business model addressing significant trends and discontinuities prevailing today among patients and healthcare systems around the world.
  Raising EPS guidance for full-year 2015 to $5.05-5.35 from $5.00-$5.30.

JERUSALEM--(BUSINESS WIRE)--April 30, 2015--Teva Pharmaceutical Industries Ltd. (NYSE:TEVA) today reported results for the quarter ended March 31, 2015.

“We are extremely pleased with our performance this quarter, which is truly the manifestation of our commitment to solidifying our foundation, driving organic growth and creating the most efficient operational network in the industry. Our commitment to revitalizing our core generics business has resulted in increased revenues and profitability supported by the successful launch of generic Nexium® in the U.S.,” stated Erez Vigodman, Teva’s President and CEO. “We reinforced our leadership position in CNS with the acquisition of Auspex, where we see great promise in the application of the deuterium platform across a wide spectrum of neurological diseases and associated movement disorders; and with the continued strong performance of Copaxone 40mg® which now has a conversion rate of 67%, and maintains market leadership globally in the MS space. We are also excited about the strong performance of TEV-48125 (CGRP MAb) in our Phase IIB chronic migraine study and believe the promise shown in these trials represent significant hope for patients suffering from debilitating migraines.”

Mr. Vigodman continued, “We will continue to accelerate this momentum. Our business outlook for the remainder of the year is strong, and as such, we are raising our guidance for full year 2015 to $5.05-$5.35. We are committed to continuing to deliver significant value for shareholders in both the short and long term.”

First Quarter 2015 Results

Revenues in the first quarter of 2015 amounted to $5.0 billion, in line with revenues in the first quarter of 2014. Excluding the impact of foreign exchange fluctuations and the divestment of the U.S. OTC plants, revenues grew 8%.

Exchange rate differences (net of profits from certain hedging transactions) between the first quarter of 2015 and the first quarter of 2014 decreased our revenues by $368 million and reduced our non-GAAP operating income by $42 million and our GAAP operating income by $23 million.

Non-GAAP gross profit was $3.1 billion in the first quarter of 2015, up 2% from the first quarter of 2014. Non-GAAP gross profit margin was 61.5% in the first quarter of 2015, compared to 59.7% in the first quarter of 2014. GAAP gross profit was $2.8 billion in the first quarter of 2015, compared to $2.7 billion in the first quarter of 2014. GAAP gross profit margin was 56.9% in the quarter, compared to 53.9% in the first quarter of 2014.

Research and Development (R&D) expenditures (excluding equity compensation expenses) in the first quarter of 2015 amounted to $328 million, compared to $351 million, in the first quarter of 2014. R&D expenses were 6.6% of revenues in the quarter, compared to 7.0% in the first quarter of 2014. R&D expenses related to our generic medicines segment amounted to $111 million in the first quarter of 2015, down 10% compared to $123 million in the first quarter of 2014. In local currency terms, expenses decreased 4%. R&D expenses related to our specialty medicines segment amounted to $215 million, a decrease of 5% compared to $226 million in the first quarter of 2014, mainly as a result of our strategic focus on core therapeutic areas, including the return of rights for custirsen to Oncogenex and the divestment of certain other oncology assets.

Selling and Marketing (S&M) expenditures (excluding amortization of purchased intangible assets and equity compensation expenses) amounted to $908 million, or 18.2% of revenues, in the first quarter of 2015, compared to $963 million, or 19.3% of revenues, in the first quarter of 2014. S&M expenses related to our generic medicines segment amounted to $374 million, a decrease of 10% compared to $417 million in the first quarter of 2014. In local currency terms, S&M expenses increased 1%, as higher expenses in our ROW markets and the United States were largely offset by lower expenses in Europe. S&M expenses related to our specialty medicines segment amounted to $486 million, a decrease of 2% compared to $497 million in the first quarter of 2014. In local currency terms, S&M expenses increased 5% due to higher expenditures related to European launches, partially offset by lower expenses related to Copaxone®.

General and Administrative (G&A) expenditures (excluding equity compensation expenses) amounted to $293 million in the first quarter of 2015, or 5.9% of revenues, both the same as the first quarter of 2014.

Quarterly non-GAAP operating income was $1.5 billion in the first quarter of 2015, an increase of 11% compared to the first quarter of 2014. Quarterly GAAP operating income was $0.7 billion in the first quarter of 2015, a decrease of 23% compared to $1.0 billion in the first quarter of 2014.

Non-GAAP financial expenses amounted to $49 million in the first quarter of 2015, compared to $84 million in the first quarter of 2014. GAAP financial expenses for the first quarter of 2015 amounted to $192 million, compared to $81 million in the first quarter of 2014. The increase was mainly due to expenses of $143 million in connection with the debt tender offer and the termination of the related swap agreements.

The provision for non-GAAP tax for the first quarter of 2015 amounted to $312 million on pre-tax non-GAAP income of $1.5 billion, for a quarterly tax rate of 21%. The provision for non-GAAP tax in the first quarter of 2014 was $242 million on pre-tax non-GAAP income of $1.3 billion, or 19%. GAAP tax expenses for the first quarter of 2015 amounted to $104 million or 19% on pre-tax income of $557 million. In the first quarter of 2014, the provision for taxes amounted to $143 million or 16% on pre-tax income of $891 million.

Non-GAAP net income and non-GAAP diluted EPS were $1.2 billion and $1.36, respectively, in the first quarter of 2015, both up 11%, compared to the first quarter of 2014. GAAP net income and GAAP diluted EPS were $446 million and $0.52, respectively, in the first quarter of 2015, compared to $744 million and $0.87, respectively, in the first quarter of 2014.

Non-GAAP information: Net non-GAAP adjustments in the first quarter of 2015 amounted to $719 million. Non-GAAP net income and non-GAAP EPS for the quarter were adjusted to exclude the following items:

  Contingent consideration of $244 million, following the positive phase 2b results of TEV-48125 in both chronic and episodic migraine prevention;
  Legal settlements and loss contingencies of $227 million mainly related to the booking of an additional reserve for the settlement of the modafinil antitrust litigation;
  Amortization of purchased intangible assets totaling $220 million, of which $212 million is included in cost of goods sold and the remaining $8 million in selling and marketing expenses;
  Financial expense of $143 million;

  Impairment of long-lived assets of $65 million;
  Equity compensation of $27 million;
  Regulatory actions taken in facilities, restructuring and other expenses of $1 million; and
  Related tax benefit of $208 million.

Teva believes that excluding such items facilitates investors' understanding of its business. See the attached tables for a reconciliation of the U.S. GAAP results to the adjusted non-GAAP figures.

Cash flow from operations generated during the first quarter of 2015 amounted to $1.4 billion, compared to $0.9 billion in the first quarter of 2014. The increase was mainly due to an increase in accounts payable and lower payments related to legal settlements in the first quarter of 2015. Free cash flow, excluding net capital expenditures, amounted to $1.2 billion, compared to $0.7 billion in the first quarter of 2014.

Cash and investments at March 31, 2015 increased to $3.8 billion, compared to $2.6 billion at December 31, 2014, mainly due to proceeds from the issuance of €2 billion in senior notes in March 2015, free cash flow generated during the quarter and proceeds from exercise of options, partially offset by funding of the $1.3 billion debt tender offer, share repurchases, dividend payments and the repayment of a European Investment Bank (“EIB”) loan.

For the first quarter of 2015, the weighted average outstanding shares for the fully diluted earnings per share calculation was 859 million on both a GAAP and non-GAAP basis. At March 31, 2015, the outstanding shares for calculating Teva's market capitalization were approximately 848 million.

Shareholders’ equity was $22.7 billion at March 31, 2015, compared to $23.4 billion at December 31, 2014. The decrease primarily reflects the negative impact of $0.8 billion of currency fluctuations, share repurchases of $0.4 billion and dividend payments of $0.3 billion, partially offset by GAAP net income of $0.4 billion, $0.2 billion of net unrealized gain from derivative financial instruments and proceeds from employee stock option exercises of $0.2 billion.

Segment Results for the First Quarter 2015

Generic Medicines Segment

	Generics
	Three Months Ended March 31,
	2015		2014
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,621	100.0%	$2,398	100.0%
Gross profit	1,284	49.0	1,043	43.5
R&D expenses	111	4.2	123	5.1
S&M expenses	374	14.3	417	17.4
Segment profit*	$799	30.5%	$503	21.0%

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*	Segment profit consists of gross profit, less S&M and R&D expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items.

Beginning in 2015, expenses related to equity compensation are excluded from our segment results. The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

Generic Medicines Revenues

Generic medicines revenues in the first quarter of 2015 amounted to $2.6 billion, an increase of 9%, or 18% in local currency terms, compared to the first quarter of 2014.

Generic revenues consisted of:

  U.S. revenues of $1.4 billion, an increase of 37% compared to the first quarter of 2014. The increase resulted mainly from the launch of esomeprazole (the generic equivalent of Nexium®) during the quarter and sales of certain other products sold in the first quarter of 2015 that were not sold in the first quarter of 2014, the most significant of which was omega-3-acid ethyl esters (the generic equivalent of Lovaza®).
  European revenues of $680 million, a decrease of 17%, or 2% in local currency terms, compared to the first quarter of 2014. The decrease in local currency terms resulted mainly from our strategy of pursuing profitable and sustainable business in the region, with significant decreases in Spain and France largely offset by increases in Italy and Germany. This strategy has continued to lead to notable improvements in the profitability of our European generics business.
  ROW revenues of $502 million, a decrease of 6%, but an increase of 11% in local currency terms, compared to the first quarter of 2014. The increase in local currency terms was mainly due to higher revenues in Latin America and Russia, which were partially offset by lower revenues in Japan and Canada.
  API sales to third parties of $157 million (which is included in the market revenues above), a decrease of 12%, or 11% in local currency terms, compared to the first quarter of 2014.

Generic medicines revenues comprised 52% of our total revenues in the quarter, up from 48% in the first quarter of 2014.

Generic Medicines Gross Profit

Gross profit from our generic medicines segment in the first quarter of 2015 amounted to $1.3 billion, an increase of 23% compared to the first quarter of 2014. Gross profit margin for our generic medicines segment in the first quarter of 2015 increased to 49.0%, from 43.5% in the first quarter of 2014. The higher gross profit was mainly a result of the launch of esomeprazole (the generic equivalent of Nexium®) in the United States and improved profitability of our European business.

Generic Medicines Profit

Our generic medicines segment generated profit of $799 million in the first quarter of 2015, an increase of 59% compared to the first quarter of 2014. Generic medicines profitability as a percentage of generic medicines revenues was 30.5% in the first quarter of 2015, up from 21.0% in the first quarter of 2014. The increase was primarily due to higher gross profit coupled with a reduction in S&M and R&D expenses.

Specialty Medicines Segment

	Specialty
	Three Months Ended March 31,
	2015		2014
	U.S.$ in millions / % of Segment Revenues

Revenues	$1,956	100.0%	$2,114	100.0%
Gross profit	1,678	85.8	1,843	87.2
R&D expenses	215	11.0	226	10.7
S&M expenses	486	24.9	497	23.5
Segment profit*	$977	49.9%	$1,120	53.0%

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*	Segment profit consists of gross profit, less S&M and R&D expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items.

Beginning in 2015, expenses related to equity compensation are excluded from our segment results. The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

Specialty Medicines Revenues

Specialty medicines revenues in the first quarter of 2015 amounted to $2.0 billion, a decrease of 7% compared to the first quarter of 2014. U.S. specialty medicines revenues amounted to $1.5 billion, down 3% compared to the first quarter of 2014. European specialty medicines revenues amounted to $405 million, a decrease of 16%, but an increase of 1% in local currency terms, compared to the first quarter of 2014. ROW specialty medicines revenues amounted to $72 million, down 29%, or 19% in local currency terms, compared to the first quarter of 2014.

Specialty medicines revenues comprised 40% of our total revenues in the quarter, compared to 42% in the first quarter of 2014.

The decrease in specialty medicines revenues from the first quarter of 2014 was primarily due to lower sales of Copaxone®, which were partially offset by higher revenues of our respiratory products.

The following table presents revenues by therapeutic area and key products for our specialty medicines segment for the three months ended March 31, 2015 and 2014:

	Three Months Ended March 31,		Percentage Change
	2015	2014	2015 - 2014
	U.S. $ in millions
CNS	$1,220	$1,413	(14%)
Copaxone®	924	1,070	(14%)
Azilect®	107	114	(6%)
Nuvigil®	85	101	(16%)
Respiratory	265	230	15%
ProAir®	124	114	9%
Qvar®	98	71	38%
Oncology	264	262	1%
Treanda®	157	180	(13%)
Women's Health	129	124	4%
Other Specialty	78	85	(8%)
Total Specialty Medicines	$1,956	$2,114	(7%)

Global sales of Copaxone® (20 mg/mL and 40 mg/mL), the leading multiple sclerosis therapy in the U.S. and globally, amounted to $924 million, a decrease of 14% compared to the first quarter of 2014.

In the United States, sales of Copaxone® amounted to $732 million, a decrease of 10% compared to the first quarter of 2014. At the end of the first quarter of 2015, according to March 2015 IMS data, our U.S. market shares for the Copaxone® products in terms of new and total prescriptions were 31.9% and 30.6%, respectively. Copaxone® 40 mg/mL accounted for 66% of total Copaxone® prescriptions in the U.S. The decline in revenues mainly reflects unusually strong sales in the first quarter of 2014 due to inventory stocking in connection with the launch of Copaxone® 40 mg/mL in January 2014.

In April 2015, Sandoz announced that it had obtained final approval of its ANDA for a generic version of once daily Copaxone® 20 mg/mL. Sandoz could begin selling its generic product at any time.

Sales outside the United States amounted to $192 million, a decrease of 24%, or 10% in local currency terms, compared to the first quarter of 2014, as a result of lower volumes sold.

Our global Azilect® revenues amounted to $107 million, a decrease of 6% compared to the first quarter of 2014. In local currency terms, revenues increased 1%. Global in-market revenues decreased 6%.

Sales of our respiratory products amounted to $265 million in the first quarter of 2015, up 15% compared to the first quarter of 2014. ProAir® revenues amounted to $124 million in the first quarter of 2015, up 9% compared to the first quarter of 2014, mainly due to volume growth. In April 2015, the FDA approved ProAir® RespiClick (albuterol sulfate) inhalation powder, a breath-actuated, multi-dose, dry-powder, short-acting beta-agonist inhaler. The product is expected to become commercially available to patients in the U.S. during the second quarter of 2015.

Qvar® revenues amounted to $98 million in the first quarter of 2015, an increase of 38% compared to the first quarter of 2014, due to volume growth.

Sales of our oncology products amounted to $264 million in the first quarter of 2015, in line with results in the first quarter of 2014. Sales of Treanda® amounted to $157 million in the first quarter of 2015, a decrease of 13% compared to the first quarter of 2014. The decrease in Treanda® sales was mainly due to lower volumes caused by purchases of the newly launched liquid formulation of Treanda® in the fourth quarter of 2014, which led to higher levels of customer inventories as of December 31, 2014.

In April 2015, Eagle's NDA for a liquid bendamustine hydrochloride rapid infusion product, for which Teva has an exclusive license, was accepted for filing by the FDA. This product candidate has received Orphan Drug Designations for both CLL and indolent B-cell NHL, and therefore may be eligible for seven years of exclusivity upon approval.

Specialty Medicines Gross Profit

Gross profit from our specialty medicines segment amounted to $1.7 billion in the first quarter of 2015, a decrease of 9% compared to the first quarter of 2014. The decrease was mainly the result of the lower sales of our specialty medicines.

Gross profit margin for our specialty medicines segment in the first quarter of 2015 was 85.8%, compared to 87.2% in the first quarter of 2014.

Specialty Medicines Profit

Our specialty medicines segment profit amounted to $1.0 billion in the first quarter of 2015, a decrease of 13% compared to the first quarter of 2014, mainly due to lower revenues, which were partially offset by lower S&M and R&D expenses.

Specialty medicines profitability as a percentage of segment revenues was 49.9% in the first quarter of 2015, down from 53.0% in the first quarter of 2014.

The following tables present details of our multiple sclerosis franchise and of our other specialty medicines for the three months ended March 31, 2015 and 2014:

Multiple Sclerosis
	Three months ended March 31,
	2015		2014
	U.S.$ in millions / % of MS Revenues

Revenues	$924	100.0%	$1,070	100.0%
Gross profit	819	88.6	961	89.8
R&D expenses	27	2.9	22	2.1
S&M expenses	135	14.6	165	15.4
MS profit	$657	71.1%	$774	72.3%

Other Specialty
	Three months ended March 31,
	2015		2014
	U.S.$ in millions / % of Other Specialty Revenues

Revenues	$1,032	100.0%	$1,044	100.0%
Gross profit	859	83.2	882	84.5
R&D expenses	188	18.2	204	19.5
S&M expenses	351	34.0	332	31.8
Other Specialty profit	$320	31.0%	$346	33.1%

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Beginning in 2015, expenses related to equity compensation are excluded from our franchise results. The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

Other Activities

Our OTC revenues related to PGT amounted to $212 million, a decrease of 4% compared to $220 million in the first quarter of 2014. In local currency terms, revenues increased 20%. The increase in local currency terms was mainly due to higher sales following a relatively harsh cough and cold season. PGT’s in-market sales amounted to $374 million in the first quarter of 2015, an increase of $18 million compared to the first quarter of 2014. This increase was due to higher volumes, partially offset by foreign currency exchange fluctuations.

Our revenues from OTC products in the first quarter of 2015 amounted to $213 million, compared to $269 million in the first quarter of 2014. The decline was mainly due to the sale of our U.S. OTC plants, previously purchased from P&G, back to P&G in July 2014.

Other revenues amounted to $192 million in the first quarter of 2015, mostly from the distribution of third-party products in Israel and Hungary, compared to sales of $220 million in the first quarter of 2014.

Dividend and Share Repurchase Program

The Board of Directors, at its meeting on April 28, 2015, declared a cash dividend for the first quarter of 2015 of $0.34.

The record date will be May 19, 2015, and the payment date will be June 4, 2015. Tax will be withheld at a rate of 15%.

In the first quarter of 2015, we repurchased approximately 8 million shares at a weighted average price of $57.09 per share, for an aggregate purchase price of $0.4 billion.

Conference Call

Teva will host a conference call and live webcast to discuss its results for the first quarter of 2015 and overall business environment on Thursday, April 30, 2015, at 8:00 a.m. EST. A Question & Answer session will follow this discussion.

In order to participate, please dial the following numbers (at least 10 minutes before the scheduled start time): United States 1-866-926-5708; Canada 1-866-925-0823; Israel 1-809-431443; or International +44(0) 1452 560304; passcode: 28107594. For a list of other international toll-free numbers, click here.

A live webcast of the call will also be available on Teva's website at: www.tevapharm.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software.

Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company's website. The replay can also be accessed until June 1, 2015, 10:00 a.m. ET by calling United States 1-866-247-4222; Canada 1-866-878-9237; or International +44(0) 1452 550000; passcode: 28107594.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva's net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

The following discussion and analysis contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (including competition from orally-administered alternatives, as well as from generic equivalents such as the Sandoz product recently approved by the FDA) and our ability to migrate users to our 40 mg/mL version and maintain patients on that version; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission (the "SEC").

Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2014. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

	Consolidated Statements of Income
	(Unaudited, U.S. dollars in millions, except share and per share data)

		Three months ended
		March 31,
		2015	2014
Net revenues		4,982	5,001
Cost of sales		2,146	2,304
Gross profit		2,836	2,697
Research and development expenses		332	353
Selling and marketing expenses		922	984
General and administrative expenses		307	302
Legal settlements and loss contingencies		227	29
Impairments, restructuring and others		299	57
Operating income		749	972
Financial expenses – net		192	81
Income before income taxes		557	891
Income taxes		104	143
Share in losses of associated companies – net		9	8
Net income		444	740
Net loss attributable to non-controlling interests		(2)	(4)
Net income attributable to Teva		446	744

Earnings per share attributable to Teva:	Basic ($)	0.52	0.88
	Diluted ($)	0.52	0.87
Weighted average number of shares (in millions):	Basic	851	850
	Diluted	859	852

Non-GAAP net income attributable to Teva:*		1,165	1,051

Non-GAAP earnings per share attributable to Teva:	Basic ($)	1.37	1.24
	Diluted ($)	1.36	1.23

Weighted average number of shares (in millions):	Basic	851	850
	Diluted	859	852

* See reconciliation attached.

	Condensed Consolidated Balance Sheets
	(U.S. dollars in millions)
	(Unaudited)

	March 31,	December 31,
	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	3,396	2,226
Accounts receivable	5,508	5,408
Inventories	4,174	4,371
Deferred income taxes	1,181	993
Other current assets	1,452	1,398
Total current assets	15,711	14,396
Other non-current assets	1,712	1,569
Property, plant and equipment, net	6,349	6,535
Identifiable intangible assets, net	5,243	5,512
Goodwill	17,936	18,408
Total assets	46,951	46,420

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	1,626	1,761
Sales reserves and allowances	5,791	5,849
Accounts payable and accruals	3,036	3,171
Other current liabilities	2,014	1,508
Total current liabilities	12,467	12,289

Long-term liabilities:
Deferred income taxes	1,044	1,101
Other taxes and long-term liabilities	1,372	1,109
Senior notes and loans	9,391	8,566
Total long-term liabilities	11,807	10,776
Equity:
Teva shareholders’ equity	22,636	23,313
Non-controlling interests	41	42
Total equity	22,677	23,355
Total liabilities and equity	46,951	46,420

	Condensed Consolidated Cash Flow
	(Unaudited, U.S. Dollars in millions)

	Three months ended
	March 31,
	2015	2014
Operating activities:
Net income	444	740
Net change in operating assets and liabilities	557	(248)
Items not involving cash flow	353	406

Net cash provided by operating activities	1,354	898

Net cash used in investing activities	(219)	(388)

Net cash provided by (used in) financing activities	93	(634)

Translation adjustment on cash and cash equivalents	(58)	(13)

Net change in cash and cash equivalents	1,170	(137)

Balance of cash and cash equivalents at beginning of period	2,226	1,038

Balance of cash and cash equivalents at end of period	3,396	901

	Non GAAP reconciliation items
	(Unaudited, U.S. Dollars in millions)

	Three months ended
	March 31,
	2015	2014
Contingent consideration	244	(9)
Amortization of purchased intangible assets	220	285
Legal settlements and loss contingencies	227	29
Impairment of long-lived assets	65	1
Equity compensation	27	16
Costs related to regulatory actions taken in facilities	9	18
Restructuring expenses and other non-GAAP items	(8)	69
Financial expense (benefit)	143	(3)
Corresponding tax benefit	(208)	(99)

Reconciliation between reported Net Income attributable to Teva and Earnings per share as reported under US GAAP to Non-GAAP Net Income attributable to Teva and Earnings per share

		Three months ended March 31, 2015				Three months ended March 31, 2014
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues

	Gross profit (1)	2,836	226	3,062	61.5%	2,697	291	2,988	59.7%
	Operating income (1)(2)	749	784	1,533	30.8%	972	409	1,381	27.6%
	Net income attributable to Teva (1)(2)(3)	446	719	1,165	23.4%	744	307	1,051	21.0%
	Earnings per share attributable to Teva - Diluted (4)	0.52	0.84	1.36		0.87	0.36	1.23

(1)	Amortization of purchased intangible assets		212				268
	Costs related to regulatory actions taken in facilities		9				18
	Equity compensation		3				1
	Other COGS related adjustments		2				4
	Gross profit adjustments		226				291

(2)	Contingent consideration		244				(9)
	Legal settlements and loss contingencies		227				29
	Impairment of long-lived assets		65				1
	Equity compensation		24				15
	Restructuring expenses and other non-GAAP items		(10)				65
	Amortization of purchased intangible assets		8				17
			558				118

	Operating income adjustments		784				409

(3)	Financial expense		143				(3)
	Tax benefit		(208)				(99)
	Net income adjustments		719				307

(4)	The weighted average number of shares was 859 million and 852 million for the three months ended March 31, 2015 and 2014, respectively. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

*	Beginning in 2015, expenses related to our equity compensation are excluded from our non-GAAP results.
The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

	Segment Information

	Generics
	Three months ended March 31,				Percentage Change
	2015		2014		2015 - 2014
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,621	100%	$2,398	100.0%	9%
Gross Profit	1,284	49.0%	1,043	43.5%	23%
R&D Expenses	111	4.2%	123	5.1%	(10%)
S&M Expenses	374	14.3%	417	17.4%	(10%)
Segment Profit*	$799	30.5%	$503	21.0%	59%

	Specialty
	Three months ended March 31,				Percentage Change
	2015		2014		2015 - 2014
	U.S.$ in millions / % of Segment Revenues

Revenues	$1,956	100%	$2,114	100.0%	(7%)
Gross Profit	1,678	85.8%	1,843	87.2%	(9%)
R&D Expenses	215	11.0%	226	10.7%	(5%)
S&M Expenses	486	24.9%	497	23.5%	(2%)
Segment Profit*	$977	49.9%	$1,120	53.0%	(13%)

* Segment profit consists of gross profit, less S&M and R&D expenses related to the segment. Segment profitability does not include G&A expenses, amortization and certain other items.
Beginning in 2015, expenses related to our equity compensation are excluded from segment results.
The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

	Additional information

	Multiple Sclerosis
	Three months ended March 31,				Percentage Change
	2015		2014		2015 - 2014
	U.S.$ in millions / % of MS Revenues

Revenues	$924	100.0%	$1,070	100.0%	(14%)
Gross profit	819	88.6%	961	89.8%	(15%)
R&D expenses	27	2.9%	22	2.1%	23%
S&M expenses	135	14.6%	165	15.4%	(18%)
MS profit	$657	71.1%	$774	72.3%	(15%)

	Other Specialty
	Three months ended March 31,				Percentage Change
	2015		2014		2015 - 2014
	U.S.$ in millions / % of Other Specialty Revenues

Revenues	$1,032	100.0%	$1,044	100.0%	(1%)
Gross profit	859	83.2%	882	84.5%	(3%)
R&D expenses	188	18.2%	204	19.5%	(8%)
S&M expenses	351	34.0%	332	31.8%	6%
Other Specialty profit	$320	31.0%	$346	33.1%	(8%)

Beginning in 2015, expenses related to our equity compensation are excluded from our franchise results.
The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

Reconciliation of our segment profit
to Teva's consolidated income before income taxes

	Three months ended March 31,
	2015	2014

	U.S.$ in millions

Generic medicines profit	$799	$503
Specialty medicines profit	977	1,120
Total segment profit	1,776	1,623
Profit of other activities	50	51
Total profit	1,826	1,674
Amounts not allocated to segments:
Amortization	220	285
General and administrative expenses	307	302
Impairments, restructuring and others	299	57
Legal settlements and loss contingencies	227	29
Other unallocated amounts	24	29
Consolidated operating income	749	972
Financial expenses - net	192	81
Consolidated income before income taxes	$557	$891

Beginning in 2015, expenses related to our equity compensation are excluded from segment results.
The data presented have been conformed to reflect the exclusion of equity compensation expenses for all periods.

Revenues by Activity and Geographical Area
(Unaudited)

	Three Months Ended March 31,		Percentage Change	Percentage Change
	2015	2014	2015 - 2014	2015 - 2014
	U.S. $ in millions			in local currencies
Generic Medicines
United States	$1,439	$1,048	37%	37%
Europe*	680	818	(17%)	(2%)
Rest of the World	502	532	(6%)	11%
Total Generic Medicines	2,621	2,398	9%	18%
Specialty Medicines
United States	1,479	1,530	(3%)	(3%)
Europe*	405	482	(16%)	1%
Rest of the World	72	102	(29%)	(19%)
Total Specialty Medicines	1,956	2,114	(7%)	(3%)
Other Revenues
United States	3	51	(94%)	(94%)
Europe*	182	207	(12%)	6%
Rest of the World	220	231	(5%)	9%
Total Other Revenues	405	489	(17%)	(3%)
Total Revenues	$4,982	$5,001	§	7%

* All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.
§ Less than 0.5%.

	Revenues by Product line
	(Unaudited)

	Three Months Ended March 31,		Percentage Change
	2015	2014	2015 - 2014
	U.S. $ in millions

Generic Medicines	$2,621	$2,398	9%
API	157	179	(12%)
Specialty Medicines	1,956	2,114	(7%)
CNS	1,220	1,413	(14%)
Copaxone®	924	1,070	(14%)
Azilect®	107	114	(6%)
Nuvigil®	85	101	(16%)
Respiratory	265	230	15%
ProAir®	124	114	9%
Qvar®	98	71	38%
Oncology	264	262	1%
Treanda®	157	180	(13%)
Women's Health	129	124	4%
Other Specialty	78	85	(8%)
All Others	405	489	(17%)
OTC	213	269	(21%)
Other Revenues	192	220	(13%)
Total	$4,982	$5,001	§

§ Less than 0.5%.

CONTACT:
Teva Pharmaceutical Industries Ltd.
IR:
United States
Kevin C. Mannix, 215-591-8912
Ran Meir, 215-591-3033
or
Israel
Tomer Amitai, 972 (3) 926-7656
or
PR:
Israel
Iris Beck Codner, 972 (3) 926-7246
or
United States
Denise Bradley, 215-591-8974